Exhibit 99.7

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350

AS ENACTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Emera Incorporated (the “Company”) on Form 40-F for the year ended December 31, 2025 (the “Report”), as filed with the U.S. Securities and Exchange Commission, I, Scott C. Balfour, President & Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002, that to my knowledge:

(i)	the Report fully complies with the requirements of Section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934; and

(ii)	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 23, 2026

/s/ Scott C. Balfour

Scott C. Balfour

President & Chief Executive Officer